Exhibit 99.1

Passing of Genmab A/S’ Annual General Meeting

Company Announcement

●	At Genmab A/S’ Annual General Meeting held today March 13, 2024, the Annual Report for 2023 was approved
●	Discharge was given to the Board of Directors and the Executive Management and the year’s profit was carried forward
●	The 2023 Compensation Report was approved
●	Six members of the Board of Directors were re-elected
●	Deloitte was elected as the new auditor of the Company
●	The proposal from the Board of Directors on the Board of Directors' remuneration for 2024, the proposal to adopt an indemnification scheme, the proposal on a new Remuneration Policy, the proposal to acquire treasury shares and the proposals to amend Article 4A, Article 5, Article 5A and Article 5B and to enter a new Article 14 in the Articles of Association were adopted

COPENHAGEN, Denmark; March 13, 2024 – Genmab A/S (Nasdaq: GMAB) held its Annual General Meeting, today at the Copenhagen Marriott Hotel, Copenhagen, Denmark. At the meeting, Deirdre P. Connelly, Chair of the Board of Directors gave – on behalf of the Board of Directors – a report on the Company’s activities during the past year. Chief Executive Officer Dr. Jan van de Winkel presented the Company’s plans for 2024, and Chief Financial Officer Mr. Anthony Pagano presented the Annual Report for 2023 endorsed by the previous auditors, PricewaterhouseCoopers. The report was approved, and discharge was given to the Board of Directors and the Executive Management.

It was decided that the year’s profit of DKK 4,352 million be carried forward by transfer to retained earnings, as stated in the Annual Report.

The 2023 Compensation Report was approved.

Ms. Deirdre P. Connelly, Ms. Pernille Erenbjerg, Mr. Rolf Hoffmann, Dr. Paolo Paoletti, Dr. Anders Gersel Pedersen and Ms. Elizabeth O’Farrell were re-elected to the Board of Directors for a one-year period.

Deloitte Statsautoriseret Revisionspartnerselskab was elected as the Company’s new auditor.

The General Meeting adopted the proposals from the Board of Directors, as follows:

●	The proposal to adopt the Board of Directors’ remuneration for 2024.
●	The proposal to adopt a scheme for indemnification of members of the Board of Directors.
●	The proposal to adopt a new Article 14 of the Articles of Association including the indemnification scheme in the Articles of Associations.
●	The proposals to adopt a new Remuneration Policy for the Board of Directors and the Executive Management.
●	The proposal to replace the authorizations in Article 4A (to issue new shares) and Article 5A (to issue convertible debt instruments) of the Articles of Association with new authorizations to the Board of Directors to issue new shares and convertible debt instruments respectively, which collectively can be utilized to increase the share capital of the Company up to a total nominal amount of DKK 6,600,000 for a period ending on March 12, 2029 and thereby to amend Articles 4A, 5A and 5B.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 19
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Passing of Genmab A/S’ Annual General Meeting

●	The proposal to amend Article 5 of the Articles of Association so that the Board of Directors is authorized to issue additional warrants that give the right to subscribe up to nominally DKK 750,000 shares in the Company.
●	The proposal to authorize the Board of Directors to mandate the Company to acquire treasury shares up to the total nominal amount of DKK 3,500,000.

About Genmab
Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative, and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies, and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S., and Tokyo, Japan. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 19
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122